Exhibit 99.4

CORPBANCA AND SUBSIDIARIES

As of August 31, 2010

The following interim financial information of CorpBanca as of August 31, 2010 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	5,319,062
Total assets	6,846,968

Current accounts and demand deposits	566,307
Time deposits and savings accounts	3,542,139
Borrowings from financial institutions	572,202
Debt issued	993,122

Consolidated equity	512,482
Shareholders’ equity	510,327
Minority interest	2,155

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	226,422
Provisions for loan losses	(42,655)
Operating expenses	(89,542)

Operating income	94,225
Income attributable to investments in other companies	284

Income before taxes	94,509
Income taxes	(15,918)

Net income for the period	78,591

Attributable to shareholders	79,376
Minority interest	(785)

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Juan Antonio Vargas Matta	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer